California Municipal Trust


Results of Shareholder Votes


The Annual Meeting of Shareholders of the Trust was held on June 27, 2001, where shareholders voted on the election of trustees.

1) With regards to the election of the following trustees by common shareholders of the Trust:
                                                    # of Shares
                                      In Favor              Withheld
Richard F. Powers, III                2,968,850              86,249
Hugo F. Sonnenschein                  2,981,038              74,061


    With regards to the election of the following trustee by preferred shareholders of the Trust:
                                                   # of Shares
                                      In Favor              Withheld
Theodore A. Myers                     393                    0


The other trustees of the Trust whose terms did not expire in 2001 are David C. Arch, Howard J Kerr, Wayne W. Whalen and Rod Dammeyer.